Exhibit 99.1

News Release
www.srtelecom.com
Additional information:
Investors:	Media:
Marc Girard, Senior vice-president and CFO	Anna di Giorgio, Vice-president-Communications
(514) 335-2429, Ext. 4690	(514) 335-2429, Ext. 4605

SR TELECOM COMPLETES REDEMPTION OF 10% DEBENTURES

MONTRÉAL (QUÉBEC)— March 6, 2007— SR Telecom (TSX: SRX), a leading vendor of broadband wireless access solutions through its WiMAX-certified symmetryTM products, earlier today completed the previously announced redemption of its outstanding 10% secured convertible debentures due October 15, 2011. The transaction simplifies the Company’s financial structure through the elimination of second-ranking secured creditors and frees up approximately $4.7 million in restricted cash on its balance sheet.

Debenture holders representing $1,906,863 principal amount of debentures elected to convert the debentures they held, together with accrued and unpaid interest, into common shares at the effective amended rate of $0.15 per common share. As a result, the Company has issued 13,181,651 common shares, bringing the total number of common shares now issued and outstanding to 746,574,711.

In addition, the Company redeemed a total of $743,509 principal amount of debentures for $1,038.63 per $1,000 of principal amount; equalling the principal amount plus $38.63 of accrued and unpaid interest. As a result, a total of $2,650,372 principal amount of debentures were either redeemed or converted into common shares as part of this transaction. These represent the balance of debentures outstanding out of $75,539,018 originally issued on August 22, 2005. The Company’s net cash proceeds on the transaction, net of restricted cash used to redeem debentures, is approximately $4.0 million.

Over the last several months, SR Telecom has moved aggressively to transform into an organization that creates value for shareholders, employees, partners and customers. The Company recently announced substantial progress in its restructuring initiatives; solidified its financial footing with support from its shareholders; and refocused its energies on core business activities with the sale of its telecommunications service provider subsidiary in Chile, Comunicacion y Telefonia Rural (CTR). SR Telecom remains committed to the high-growth global WiMAX market, where it expects to play an important role as the market develops.

About SR Telecom
SR Telecom (TSX: SRX) is a recognized global leader in delivering innovative broadband wireless access (BWA) solutions that enable service providers to efficiently deploy quality voice, Internet and next-generation services in urban, suburban and remote areas. A technological pioneer with more than 25 years of experience in wireless networking, SR Telecom is the only BWA vendor with extensive real-world expertise in deploying the advanced features of the WiMAX standard. It actively promotes standards-based BWA networking through its role as a principal member of the WiMAX Forum.

With its primary offices in Montréal, Mexico City and Bangkok, SR Telecom is an agile, customer-focused organization with a proven track record. SR Telecom’s products are currently deployed in more than 120 countries worldwide. For more information, visit www.srtelecom.com.

SR Telecom Inc., 8150 Trans-Canada Highway, Montréal (Québec) H4S 1M5
 Telephone (514) 335-2429 Facsimile (514) 334-7783

FORWARD-LOOKING STATEMENTS
Certain information in this news release, in various filings with Canadian and US regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to the Company’s objectives and the strategies to achieve those objectives, as well as information with respect to the Company’s beliefs, plans, expectations, anticipations, estimates and intentions. The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “target” and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes the Company’s expectations as of March 6, 2007.

The results or events predicted in such forward-looking information may differ materially from actual results or events. When relying on the Company’s forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this news release, the Company does not assume any significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer contracts. The Company has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, refer to the risks and uncertainties disclosed in the Company’s 2005 Annual Report and to its 2005 Annual Information Form (risks and uncertainties) filed with Canadian and US regulators.

The forward-looking information contained in this news release represents expectations of sr telecom as of March 6, 2007 and, accordingly, is subject to change. However, SR Telecom expressly disclaims any intention or obligation to revise any forward-looking information, whether as a result of new information, events or otherwise, except as required by applicable law.

SR TELECOM, symmetry, symmetryONE and symmetryMX are trademarks of SR Telecom Inc. All rights reserved 2007. All other trademarks are property of their owners.

SR Telecom Inc., 8150 Trans-Canada Highway, Montréal (Québec) H4S 1M5
 Telephone (514) 335-2429 Facsimile (514) 334-7783
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